

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 22, 2020

Nigel S. Glenday
Chief Executive Officer
Masterworks 016, LLC
497 Broome Street
New York, New York 10013

> **Re: Masterworks 016, LLC**
> **Offering Statement on Form 1-A**
> **Filed May 28, 2020**
> **File No. 024-11227**

Dear Mr. Glenday:

We have reviewed your offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Offering Statement on Form 1-A filed May 28, 2020

General

1.  We note that you intend to file a pre-qualification amendment including the name of the painting, artist, and related information, once you have identified the painting you will acquire. Please file a screenshot of your website, which we consider test-the-waters material, as an exhibit to your pre-qualification amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.  We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

Please contact Katherine Bagley at (202) 551-2545 or Mara Ransom at (202) 551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Laura Anthony, Esq.